FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-184476

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

SUPPLEMENT NO. 4 DATED JUNE 5, 2014

TO THE PROSPECTUS DATED FEBRUARY 6, 2014

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT II, Inc. dated February 6, 2014, Supplement No. 1 dated April 11, 2014, Supplement No. 2 dated May 5, 2014 and Supplement No. 3 dated May 19, 2014. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT II, Inc. and, as required by context, RRE Opportunity OP II, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offering;

•	our acquisition of a multifamily property in Dallas, Texas;

•	our entry into a mortgage loan in connection with our acquisition of a multifamily property;

•	our entry into a bridge loan in connection with our acquisition of a multifamily property;

•	information regarding stock and cash distributions recently declared;

•	an update to the risk factors related to this offering and our corporate structure;

•	updated disclosure regarding investment limitations under the Investment Company Act of 1940; and

•	revised disclosure regarding the hypothetical conversion of our convertible stock.

Status of the Offering

We commenced the initial public offering of shares of our common stock on February 6, 2014. Upon the effective date of our registration statement, we began accepting subscriptions into escrow. As of June 2, 2014, we had received approximately $2 million of subscriptions, which was sufficient to satisfy the minimum offering amount in all states except New York, Ohio and Pennsylvania. Accordingly, on June 2, 2014, we broke escrow with respect to subscriptions received from all states except New York, which has a minimum offering amount of $2.5 million, Ohio, which has a minimum offering amount of $20 million, and Pennsylvania, which has a minimum offering amount of $50 million.

Except with respect to subscriptions from New York, Ohio and Pennsylvania, subscribers should make their checks payable to “Resource Real Estate Opportunity REIT II, Inc.” Until we have raised the respective minimum offering amounts for New York, Ohio and Pennsylvania, New York, Ohio and Pennsylvania investors should continue to make their checks payable to “UMB Bank, NA, as Escrow Agent for Resource Real Estate Opportunity REIT II, Inc.”

Property Acquisition

On June 4, 2014, we, through a wholly owned subsidiary, acquired a multifamily community located in Dallas, Texas (the “Property”) from an unaffiliated seller. The Property contains 152 units and is located on approximately 6.3 acres with amenities, including but not limited to, a swimming pool and a leasing center. The contract purchase price for the Property was $9.5 million, excluding closing costs. We funded the purchase price with proceeds from this offering, proceeds from a mortgage loan discussed below, and proceeds from a bridge loan discussed below.

The Property encompasses approximately 130,000 rentable square feet. The Property was constructed in 1980 and is currently 99% leased. The average occupancy rate of the Property during each of the last three years was as follows:

Year	Average Occupancy Rate
2011	96%
2012	95%
2013	96%

The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, for each of the last three years for the Property was as follows:

Year	Average Effective Monthly Rental Rate per Unit
2011	$665
2012	$724
2013	$756

The previous owner of the Property was unable to provide information relating to the average occupancy rate and the average effective monthly rental rate per unit for the Property for 2009 and 2010. We believe that the Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the Property. We intend to renovate the leasing center and update all unit interiors.

Mortgage Loan

On June 4, 2014, in connection with our acquisition of the Property, we, through a wholly owned subsidiary, entered into a 10-year secured mortgage loan with Berkadia Commercial Mortgage, LLC, an unaffiliated lender, for borrowings of approximately $7.5 million secured by the Property (the “Mortgage Loan”). The Mortgage Loan matures on July 1, 2024. The Mortgage Loan bears interest at a floating rate of one-month LIBOR plus 2.37%. Monthly payments are initially interest only. Beginning with the August 2018 payment, monthly payments will include interest and repayments of principal in the amount of approximately $23,432 per month. Any remaining principal balance and all accrued and unpaid interest and fees will be due at maturity. We may prepay the Mortgage Loan in full any time after December 31, 2014 and before March 1, 2024 subject to a prepayment premium of 1.0% of the principal being repaid. No prepayment premium need be paid in connection with a prepayment made on or after March 1, 2024.

Bridge Loan

On June 4, 2014, we entered into a $1.3 million bridge loan (the “Bridge Loan”) with our advisor. We used the proceeds of the Bridge Loan to partially finance the acquisition of the Property. The Bridge Loan is scheduled to mature on December 4, 2014, at which point the outstanding balance of the principal and all accrued and unpaid interest will be due and payable. The Bridge loan incurs interest at an annual rate of LIBOR plus 3.0%. We have the right to prepay the Bridge Loan at any time in whole or in part without premium or penalty.

Distributions Declared

Stock Distribution

On June 5, 2014, our board of directors authorized a stock distribution of 0.00625 shares of our common stock, $0.01 par value per share (“Common Stock”), or 0.625% of each outstanding share of Common Stock to the stockholders of record at the close of business on June 30, 2014. Such stock distribution is to be issued on July 14, 2014.

We believe that the stock distribution should be a tax-free transaction for U.S. federal income tax purposes under Section 305(a) of the Internal Revenue Code of 1986, as amended, and the adjusted tax basis of each share of “old” and “new” Common Stock should be computed by dividing the adjusted tax basis of the old Common Stock by the total number of shares, old and new. The holding period of the Common Stock received in such non-taxable distribution is expected to begin on the date the taxpayer acquired the Common Stock which is the date that the distribution is made. Stockholders should consult their own tax advisors regarding the tax consequences of this stock distribution.

Cash Distributions

On June 5, 2014, our board of directors authorized cash distributions to the stockholders of record at the close of business each day in the period commencing July 1, 2014 through and including September 30, 2014. The declared distributions will equal a daily amount of $0.00068493 per share of Common Stock. The July distributions are expected to be paid on August 1, 2014, the August distributions are expected to be paid on September 2, 2014, and the September distributions are expected to be paid on October 1, 2014.

Risks Related to this Offering and Our Corporate Structure

The following risk factor supersedes and replaces the applicable risk factor included in the prospectus under the heading “Risk Factors – Risks Related to this Offering and Our Corporate Structure.”

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we or our subsidiaries become an unregistered investment company, we could not continue our business.

Neither we nor any of our subsidiaries intend to register as investment companies under the Investment Company Act. If we or our subsidiaries were obligated to register as investment companies, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an investment company is any issuer that:

•	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “primarily engaged test”); or

•	is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

We believe that we and our Operating Partnership will satisfy both tests above. With respect to the 40% test, most of the entities through which we and our Operating Partnership will own our assets will be majority-owned subsidiaries that will not themselves be investment companies and will not be relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7).

With respect to the primarily engaged test, we and our Operating Partnership will be holding companies and do not intend to invest or trade in securities ourselves. Rather, through the majority-owned subsidiaries of our Operating Partnership, we and our Operating Partnership will be primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing or otherwise acquiring real estate and real estate-related assets.

We believe that most of the subsidiaries of our Operating Partnership will be able to rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. (Any other subsidiaries of our Operating Partnership should be able to rely on the exceptions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.) As reflected in no-action letters, the SEC staff’s position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in “mortgages and other liens on and interests in real estate,” or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. To constitute a qualifying asset under this 55% requirement, a real estate interest must meet various criteria based on no-action letters. We expect that each of the subsidiaries of our Operating Partnership relying on Section 3(c)(5)(C) will invest at least 55% of its assets in qualifying assets, and approximately an additional 25% of its assets in other types of real estate-related assets. We expect to rely on guidance published by the SEC staff or on our analyses of guidance published with respect to types of assets to determine which assets are qualifying real estate assets and real estate-related assets.

To maintain compliance with the Investment Company Act, our subsidiaries may be unable to sell assets we would otherwise want them to sell and may need to sell assets we would otherwise wish them to retain. In addition, our subsidiaries may have to acquire additional assets that they might not otherwise have acquired or may have to forego opportunities to make investments that we would otherwise want them to make and would be important to our investment strategy. Moreover, the SEC or its staff may issue interpretations with respect to various types of assets that are contrary to our views and current SEC staff interpretations are subject to change, which increases the risk of non-compliance and the risk that we may be forced to make adverse changes to our portfolio. In this regard, we note that in 2011 the SEC issued a concept release indicating that the SEC and its staff were reviewing interpretive issues relating to Section 3(c)(5)(C) and soliciting views on the application of Section 3(c)(5)(C) to companies engaged in the business of acquiring mortgages and mortgage-related instruments. If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement and a court could appoint a receiver to take control of us and liquidate our business. For more information related to compliance with the Investment Company Act, see “Investment Objectives and Policies—Investment Limitations under the Investment Company Act of 1940.”

Investment Limitations Under the Investment Company Act of 1940

The following disclosure supersedes and replaces the disclosure included in the prospectus under the heading “Investment Objectives and Policies – Investment Limitations Under the Investment Company Act of 1940.”

We intend to conduct our operations so that neither we nor any of our subsidiaries will be required to register as an investment company under the Investment Company Act. Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an investment company is any issuer that:

•	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “primarily engaged test”); or

•	is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

We believe that we and our Operating Partnership will satisfy both tests above. With respect to the 40% test, most of the entities through which we and our Operating Partnership will own our assets will be majority-owned subsidiaries that will not themselves be investment companies and will not be relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

With respect to the primarily engaged test, we and our Operating Partnership will be holding companies and do not intend to invest or trade in securities ourselves. Rather, through the majority-owned subsidiaries of our Operating Partnership, we and our Operating Partnership will be primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing or otherwise acquiring real estate and real estate-related assets.

We believe that most of the subsidiaries of our Operating Partnership will be able to rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. (Any other subsidiaries of our Operating Partnership should be able to rely on the exceptions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.) As reflected in no-action letters, the SEC staff’s position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in “mortgages and other liens on and interests in real estate,” or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. To constitute a qualifying asset under this 55% requirement, a real estate interest must meet various criteria based on no-action letters. We expect that each of the subsidiaries of our Operating Partnership relying on Section 3(c)(5)(C) will invest at least 55% of its assets in qualifying assets, and approximately an additional 25% of its assets in other types of real estate-related assets. We expect to rely on guidance published by the SEC staff or on our analyses of guidance published with respect to types of assets to determine which assets are qualifying real estate assets and real estate-related assets.

Pursuant to the language of the statute, we will treat an investment in real property as a qualifying real estate asset. The SEC staff, according to published guidance, takes the view that certain mortgage loans, participations, mezzanine loans, convertible mortgages, and other types of real estate-related loans in which we intend to invest are qualifying real estate assets. Thus, we intend to treat these investments as qualifying real estate assets. The SEC staff has not published guidance with respect to the treatment of CMBS for purposes of the Section 3(c)(5)(C) exemption. Unless we receive further guidance from the SEC or its staff with respect to residential or commercial mortgage-backed securities, we intend to treat residential or commercial mortgage-backed securities as a real estate-related asset.

To avoid registration as an investment company, we expect to limit the investments that we make, directly or indirectly, in assets that are not qualifying assets and in assets that are not real estate-related assets. In 2011, the SEC issued a concept release indicating that the SEC and its staff were reviewing interpretive issues relating to Section 3(c)(5)(C) and soliciting views on the application of Section 3(c)(5)(C) to companies engaged in the business of acquiring mortgages and mortgage-related instruments. To the extent that the SEC or its staff provides guidance regarding any of the matters bearing upon the exceptions we and our subsidiaries rely on from registration as an investment company, we may be required to adjust our strategy accordingly. Any guidance from the SEC or its staff could further inhibit our ability to pursue the strategies we have chosen.

Convertible Stock

The following disclosure supersedes and replaces the disclosure regarding the hypothetical conversion of our convertible stock included in the prospectus under the heading “Description of Shares – Convertible Stock.”

The following examples illustrate how the conversion of the convertible stock would work based on a purely hypothetical set of facts. The hypothetical assumes the following facts as of the date of the triggering event.

Assume the following:

A.	We raise $800 million.

B.	A 7% cumulative, non-compounded, annual return on the $800 million is equal to $56 million.

C.	The value of the company is equal to $1 billion.

D.	We pay $48 million in distributions to investors.

E.	We have 8 million shares of common stock outstanding.

F.	1,440 days have passed during which the advisory agreement with the advisor was effective.

G.	1,800 days have elapsed from the date the advisory agreement with the advisor commenced through the date of the triggering event.

Step 1:	calculate the numerator of the conversion equation, as follows:

The value of the company (C) as of the date of the triggering event ($1 billion) plus total distributions (D) paid to our stockholders through the date of the triggering event ($48 million) on then outstanding shares of our common stock equals $1.048 billion.

minus

The aggregate price paid for those outstanding shares (A) ($800 million) plus a 7% cumulative, non-compounded, annual return on the price paid for those outstanding shares (B) ($56 million) equals $856 million.

Or, $1.048 billion minus $856 million equals $192 million. $192 million is multiplied by 0.15, which equals $28.8 million.

Step 2:	calculate the denominator of the conversion equation, as follows:

The value of the company (C) ($1 billion) divided by the number of outstanding shares of common stock (E) (8 million) as of the date of the triggering event equals $125.

Step 3:	take the numerator calculated in step 1 and divide it by the denominator calculated in step 2, as follows:

$28.8 million divided by $125 equals 230,400.

Therefore, 230,400 shares would have been the number of shares that would have been issuable upon conversion if the advisory agreement had been effective from the date the advisory agreement with the advisor commenced through the date of the triggering event.

Step 4a:	because the triggering event occurred after an “advisory agreement termination,” as defined, calculate the proration factor, as follows:

The number of days since during which the advisory agreement with the advisor was effective (F) (1,440) divided by the number of days elapsed from the date the advisory agreement with the advisor commenced through the date of the triggering event (G) (1,800) equals 0.8.

Step 4b:	take the factor calculated in step 4a and multiply it by the number of shares of common shares calculated in step 3, as follows:

0.8 multiplied by 230,400 equals 184,320.

Therefore, 184,320 shares is the number of shares that will be issuable upon conversion, because the triggering event occurred after an “advisory agreement termination.”